SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated April 18, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 18, 2017

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Acceptance of the resignation of one Director and designation of his replacement

I am writing you as Chairman of TELECOM ARGENTINA S.A. (‘Telecom Argentina’ or the Company) to inform you the following:

i)	According to what was informed in due time, on April 5, 2017, Mr. David Manuel Martínez submitted his resignation as Director due to personal reasons.

ii)	The Board of Directors of Telecom Argentina on its meeting held today, accepted the resignation of Mr. Martínez and resolved to incorporate his alternate, Mr. Baruki L.A. Gonzalez, as his replacement as Director.

Sincerely,

Mariano M. Ibañez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 18, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations